Management's Discussion and Analysis
This Management's Discussion and Analysis (MD&A), dated April 26, 2022, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2022 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2021 audited Annual Consolidated Financial Statements and Notes thereto, and the 2021 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2021 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2021 Annual MD&A.

First quarter 2022 compared to first quarter 2021
•CN's demand environment remained strong and CN delivered sound operating and financial performance despite harsher winter weather conditions and supply chain disruptions.
•Revenues of $3,708 million, an increase of $173 million or 5%.
•Operating expenses increased by $273 million, or 12%, to $2,481 million, mainly driven by higher fuel costs due to rising fuel prices.
•Operating income was $1,227 million, a decrease of $100 million or 8%, and adjusted operating income was $1,237 million, an increase of $47 million, or 4%. (1)(2)
•Operating ratio (3) was 66.9%, an increase of 4.4-points and adjusted operating ratio was 66.6%, an increase of 0.3-points. (1)(2)
•Net income decreased by $58 million, or 6%, to $918 million and diluted earnings per share (EPS) decreased by 4% to $1.31. (4)
•Adjusted net income increased by $51 million, or 6%, to $925 million and adjusted diluted EPS increased by 7% to $1.32. (1)(2)(4)
•CN paid a quarterly dividend of $0.7325 per share, representing an increase of 19%, amounting to $509 million.

(1)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

COVID-19 pandemic
The COVID-19 pandemic necessitated governments, institutions and communities to take actions that resulted in a partial economic shutdown beginning in March 2020. Significant vaccination campaigns, as well as Canadian federal mandates requiring federally-regulated railways to establish employee vaccination policies, have resulted in the vaccination of substantially all active CN employees. New variants of the virus led to the re-imposition of restrictive measures across North America and in other parts of the world in late 2021, however, in 2022, many North American jurisdictions are now relaxing or eliminating pandemic-related restrictions and mandates. While certain other parts of the world have begun to experience outbreaks of new variants of the virus in early 2022, resulting in further pandemic-related lockdowns and restrictive measures, the future impact on North American jurisdictions is unknown.
The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity of the Company, remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic.

CN | 2022 Quarterly Review – First Quarter 27

Management's Discussion and Analysis
2022 Business outlook and assumptions
For 2022, the Company continues to expect volume growth in terms of Revenue ton miles (RTMs) in the low single-digit range. The Company also continues to expect growth across a range of commodities, particularly in Canadian coal exports, refined petroleum products, plastics and chemicals, crude oil, intermodal traffic as well as significantly lower volumes of Canadian grain and lower volumes of potash compared to 2021. The Company now expects higher volumes of U.S. Grain exports and frac sand, as well as lower volumes of lumber and panels for 2022 compared to 2021.
Underpinning the 2022 business outlook, the Company assumes that North American industrial production will increase in the mid single-digit range. For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company now assumes that the 2022/2023 grain crop in Canada will be above its three-year average (compared to its January 25, 2022 assumption that it would be in line with its three-year average) and assumes that the 2022/2023 U.S. grain crop will be in line with its three-year average.
In 2022, the Company continues to expect to invest approximately 17% of revenues in its capital program.

The forward-looking statements discussed in this Strategy overview section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2022 Business outlook and assumptions.

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth
•Long-term growth opportunities being less affected by current economic conditions
•The COVID-19 pandemic gradually diminishing in intensity over the course of 2022
•No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation,

28 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2021 Annual MD&A for a description of major risk factors relating to CN.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial highlights

The following table lists key measures of the Company's financial performance and liquidity for the three months ended March 31, 2022 and 2021 and financial position measures as at March 31, 2022 and December 31, 2021:

	Three months ended March 31
In millions, except percentages and per share data	2022	2021	% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$3,708	$3,535	5%
Operating income	$1,227	$1,327	(8%)
Adjusted operating income (1)(2)	$1,237	$1,190	4%
Net income (3)	$918	$976	(6%)
Adjusted net income (1)(2)(3)	$925	$874	6%
Basic earnings per share	$1.31	$1.37	(4%)
Diluted earnings per share	$1.31	$1.37	(4%)
Adjusted diluted earnings per share (1)(2)	$1.32	$1.23	7%
Dividends per share	$0.7325	$0.6150	19%
Operating ratio (4)	66.9%	62.5%	(4.4%)
Adjusted operating ratio (1)(2)	66.6%	66.3%	(0.3%)
Net cash provided by operating activities	$570	$952	(40%)
Net cash used in investing activities	$101	$413	76%
Free cash flow (1)(5)	$571	$539	6%
In millions, except percentages	As at March 31, 2022	As at December 31, 2021	% Change Fav (Unfav)
Financial position
Total assets	$48,236	$48,538	(1%)
Total long-term financial liabilities (6)	$22,536	$22,674	1%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(4)Operating ratio is defined as operating expenses as a percentage of revenues.
(5)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(6)Total long-term financial liabilities is the sum of deferred income taxes, other liabilities and deferred credits, pension and other postretirement benefits, long-term debt (excluding the current portion) and operating lease liabilities.

CN | 2022 Quarterly Review – First Quarter 29

Management's Discussion and Analysis
Financial results

First quarter of 2022 compared to corresponding period in 2021
Revenues for the first quarter of 2022 were $3,708 million compared to $3,535 million for the same period in 2021, reflecting strong demand, despite reduced RTMs resulting from the significantly smaller Canadian grain crop, persistent global supply chain disruptions and challenging operating conditions, including harsher winter weather. The increase of $173 million, or 5%, was mainly due to higher applicable fuel surcharge rates, freight rate increases, higher Canadian export volumes of coal via west coast ports and higher export volumes of U.S. grain; partly offset by significantly lower export volumes of Canadian grain and lower international container traffic volumes via the ports of Vancouver and Prince Rupert.
Operating expenses for the first quarter of 2022 were $2,481 million compared to $2,208 million for the same period in 2021. The increase of $273 million, or 12%, was mainly due to higher fuel costs due to the rapid rise in fuel prices as well as the recovery of the loss on assets held for sale recorded in the first quarter of 2021 resulting from the Company entering into an agreement for the sale of non-core lines; partly offset by lower average headcount.
Operating income for the first quarter of 2022 decreased by $100 million, or 8%, to $1,227 million when compared to the same period in 2021.
The operating ratio, defined as operating expenses as a percentage of revenues, was 66.9% in the first quarter of 2022, compared to 62.5% in the first quarter of 2021, a 4.4-point increase.
Net income for the first quarter of 2022 was $918 million, a decrease of $58 million, or 6%, and diluted earnings per share decreased by 4% to $1.31, when compared to the same period in 2021. (1)
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
	2022	2021	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	111,066	120,780	(8%)
Train weight (tons) (2)	9,442	9,421	—%
Train length (feet) (3)	8,205	8,340	(2%)
Through network train speed (miles per hour) (4)	16.7	18.1	(8%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.910	0.914	—%
Through dwell (entire railroad, hours) (6)	9.1	8.3	(10%)
Car velocity (car miles per day) (7)	164	187	(12%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs. Quarterly fuel efficiency metrics for 2021 have been revised based on more complete information.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

30 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Operating performance decreased in the first quarter of 2022 when compared to 2021, mainly due to harsher winter weather which negatively impacted GTMs, train length, through network train speed, through dwell and car velocity.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures
Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2022, the Company's adjusted net income was $925 million, or $1.32 per diluted share, which excludes advisory fees related to shareholder matters of $10 million, or $7 million after-tax ($0.01 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.
For the three months ended March 31, 2021, the Company's adjusted net income was $874 million, or $1.23 per diluted share, which excludes the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator.

CN | 2022 Quarterly Review – First Quarter 31

Management's Discussion and Analysis
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding.The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2022	2021
Net income (1)	$918	$976
Adjustments:
Operating expense adjustments:
Advisory fees related to shareholder matters	10	—
Recovery of loss on assets held for sale	—	(137)
Tax adjustments:
Tax effect of adjustments (2)	(3)	35
Total adjustments	7	(102)
Adjusted net income (1)	$925	$874
Diluted earnings per share	$1.31	$1.37
Impact of adjustments, per share	0.01	(0.14)
Adjusted diluted earnings per share	$1.32	$1.23
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2022	2021
Operating income	$1,227	$1,327
Operating expense adjustments:
Advisory fees related to shareholder matters	10	—
Recovery of loss on assets held for sale	—	(137)
Total operating expense adjustments	10	(137)
Adjusted operating income	$1,237	$1,190
Operating expenses	$2,481	$2,208
Total operating expense adjustments	(10)	137
Adjusted operating expenses	$2,471	$2,345
Operating ratio	66.9%	62.5%
Impact of adjustments	(0.3)%	3.8%
Adjusted operating ratio	66.6%	66.3%

32 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rate was $1.27 per US$1.00 for both the three months ended March 31, 2022 and March 31, 2021.
On a constant currency basis, the Company's Revenues, Total operating expenses, Operating income, Income before income taxes, Income tax expense, Net income and Diluted earnings per share for the three months ended March 31, 2022 would have remained unchanged.

Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions, unless otherwise indicated	2022	2021	% Change	% Change at constant currency
Freight revenues	$3,608	$3,423	5%	5%
Other revenues	100	112	(11%)	(11%)
Total revenues	$3,708	$3,535	5%	5%
Freight revenues
Petroleum and chemicals	$756	$661	14%	14%
Metals and minerals	406	368	10%	10%
Forest products	426	429	(1%)	(1%)
Coal	195	126	55%	55%
Grain and fertilizers	604	713	(15%)	(15%)
Intermodal	1,056	968	9%	9%
Automotive	165	158	4%	4%
Total freight revenues	$3,608	$3,423	5%	5%
Revenue ton miles (RTMs) (millions)	56,554	61,454	(8%)	(8%)
Freight revenue/RTM (cents)	6.38	5.57	15%	15%
Carloads (thousands)	1,346	1,431	(6%)	(6%)
Freight revenue/carload ($)	2,681	2,392	12%	12%

Revenues for the first quarter of 2022 were $3,708 million compared to $3,535 million for the same period in 2021, reflecting strong demand, despite reduced RTMs resulting from the significantly smaller Canadian grain crop, persistent global supply chain disruptions and challenging operating conditions, including harsher winter weather. The increase of $173 million, or 5%, was mainly due to higher applicable fuel surcharge rates, freight rate increases, higher Canadian export volumes of coal via west coast ports and higher export volumes of U.S. grain; partly offset by significantly lower export volumes of Canadian grain and lower international container traffic volumes via the ports of Vancouver and Prince Rupert.
Fuel surcharge revenues increased by $235 million in the first quarter of 2022 when compared to the same period in 2021, mainly as a result of higher applicable fuel surcharge rates.
RTMs, measuring the weight and distance of freight transported by the Company, declined by 8% in the first quarter of 2022 when compared to the same period in 2021. Freight revenue per RTM increased by 15% in the first quarter of 2022 when compared to the same period in 2021, mainly driven by a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases.

CN | 2022 Quarterly Review – First Quarter 33

Management's Discussion and Analysis
Petroleum and chemicals

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$756	$661	14%	14%
RTMs (millions)	11,559	10,732	8%	8%
Revenue/RTM (cents)	6.54	6.16	6%	6%
Carloads (thousands)	159	150	6%	6%

Revenues for this commodity group increased by $95 million, or 14%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to freight rate increases, higher applicable fuel surcharge rates, as well as increased volumes of refined petroleum products and propane.
Revenue per RTM increased by 6% in the first quarter of 2022 when compared to the same period in 2021, mainly due to freight rate increases, including volume commitment amounts under customer contracts and higher applicable fuel surcharge rates.

Metals and minerals

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$406	$368	10%	10%
RTMs (millions)	6,263	6,293	—%	—%
Revenue/RTM (cents)	6.48	5.85	11%	11%
Carloads (thousands)	209	223	(6%)	(6%)

Revenues for this commodity group increased by $38 million, or 10%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates, freight rate increases and higher volumes of frac sand; partly offset by lower volumes of construction materials and pipe and tubing.
Revenue per RTM increased by 11% in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by an increase in the average length of haul.

Forest products

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$426	$429	(1%)	(1%)
RTMs (millions)	5,819	6,670	(13%)	(13%)
Revenue/RTM (cents)	7.32	6.43	14%	14%
Carloads (thousands)	78	86	(9%)	(9%)

Revenues for this commodity group decreased by $3 million, or 1%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to lower volumes of lumber and panels and woodpulp; partly offset by higher applicable fuel surcharge rates and freight rate increases.
Revenue per RTM increased by 14% in the first quarter of 2022 when compared to the same period in 2021, mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases.

34 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Coal

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$195	$126	55%	55%
RTMs (millions)	5,368	4,026	33%	33%
Revenue/RTM (cents)	3.63	3.13	16%	16%
Carloads (thousands)	118	69	71%	71%

Revenues for this commodity increased by $69 million, or 55%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher Canadian export volumes of thermal and metallurgical coal via west coast ports partly due to the re-opening of two mines and higher applicable fuel surcharge rates.
Revenue per RTM increased by 16% in the first quarter of 2022 when compared to the same period in 2021, mainly due to a significant decrease in the average length of haul and higher applicable fuel surcharge rates.

Grain and fertilizers

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$604	$713	(15%)	(15%)
RTMs (millions)	13,351	17,841	(25%)	(25%)
Revenue/RTM (cents)	4.52	4.00	13%	13%
Carloads (thousands)	145	176	(18%)	(18%)

Revenues for this commodity group decreased by $109 million, or 15%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to lower export volume of Canadian grain compared to record volumes in the prior year; partly offset by higher export volumes of U.S. grain, higher applicable fuel surcharge rates and freight rate increases.
Revenue per RTM increased by 13% in the first quarter of 2022 when compared to the same period in 2021, mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases.

Intermodal

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$1,056	$968	9%	9%
RTMs (millions)	13,556	15,233	(11%)	(11%)
Revenue/RTM (cents)	7.79	6.35	23%	23%
Carloads (thousands)	589	676	(13%)	(13%)

Revenues for this commodity group increased by $88 million, or 9%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates, an increase in ancillary services including container storage, freight rate increases and increased shipments for domestic logistic providers; partly offset by lower international container traffic volumes via the ports of Vancouver and Prince Rupert primarily as a result of harsher winter weather.
Revenue per RTM increased by 23% in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates, an increase in ancillary services including container storage, freight rate increases and a decrease in the average length of haul.

CN | 2022 Quarterly Review – First Quarter 35

Management's Discussion and Analysis
Automotive

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$165	$158	4%	4%
RTMs (millions)	638	659	(3%)	(3%)
Revenue/RTM (cents)	25.86	23.98	8%	8%
Carloads (thousands)	48	51	(6%)	(6%)

Revenues for this commodity group increased by $7 million, or 4%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates; partly offset by lower volumes of finished vehicles.
Revenue per RTM increased by 8% in the first quarter of 2022 when compared to the same period in 2021, mainly due to higher applicable fuel surcharge rates and a decrease in the average length of haul.

Other revenues

	Three months ended March 31
	2022	2021	% Change	% Change at constant currency
Revenues (millions)	$100	$112	(11%)	(11%)

Other revenues decreased by $12 million, or 11%, in the first quarter of 2022 when compared to the same period in 2021, mainly due to lower revenues from automotive logistics and decreased international freight forwarding revenues.

Operating expenses

Operating expenses for the first quarter of 2022 were $2,481 million compared to $2,208 million in the same period of 2021. The increase of $273 million, or 12%, was mainly due to higher fuel costs due to the rapid rise in fuel prices as well as the recovery of the loss on assets held for sale recorded in the first quarter of 2021 resulting from the Company entering into an agreement for the sale of non-core lines; partly offset by lower average headcount.
The following table provides the components of total operating expenses for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions, unless otherwise indicated	2022	2021	% Change	% Change at constant currency
Labor and fringe benefits	$753	$785	4%	4%
Purchased services and material	538	549	2%	2%
Fuel	525	364	(44%)	(44%)
Depreciation and amortization	420	404	(4%)	(4%)
Equipment rents	95	89	(7%)	(7%)
Casualty and other	150	154	3%	3%
Recovery of loss on assets held for sale	—	(137)	(100%)	(100%)
Total operating expenses	$2,481	$2,208	(12%)	(12%)

Labor and fringe benefits
Labor and fringe benefits expense decreased by $32 million, or 4%, in the first quarter of 2022 when compared to the same period in 2021. The decrease was mainly due to lower average headcount.

36 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Purchased services and material
Purchased services and material expense decreased by $11 million, or 2%, in the first quarter of 2022 when compared to the same period in 2021. The decrease was mainly due to lower freight forwarding and trucking expense as well as lower repairs and maintenance costs; partly offset by higher snow clearing and utility costs driven by harsher winter operating conditions.

Fuel
Fuel expense increased by $161 million, or 44%, in the first quarter of 2022 when compared to the same period in 2021. The increase was mainly due to higher fuel prices; partly offset by lower volumes due to decreased workload, as measured by GTMs.

Depreciation and amortization
Depreciation and amortization expense increased by $16 million, or 4%, in the first quarter of 2022 when compared to the same period in 2021. The increase was mainly due to a higher depreciable asset base.

Equipment rents
Equipment rents expense increased by $6 million, or 7%, in the first quarter of 2022 when compared to the same period in 2021. The increase was mainly due to higher locomotive horsepower-hour expense.

Casualty and other
Casualty and other expense decreased by $4 million, or 3%, in the first quarter of 2022 when compared to the same period in 2021. The decrease was mainly due to lower legal provisions; partly offset by $10 million of advisory fees related to shareholder matters.

Recovery of loss on assets held for sale
In the first quarter of 2021, CN entered into an agreement with a short line operator, for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 850 miles that were classified as assets held for sale plus an additional 50 miles of track and roadway assets, resulting in a $137 million recovery ($102 million after-tax) of the $486 million loss ($363 million after-tax) recorded in the second quarter of 2020. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.

Other income and expenses

Interest expense
Interest expense was $126 million for the three months ended March 31, 2022 compared to $130 million for the same period in 2021. The decrease was mainly due to the lower average level of debt.

Other components of net periodic benefit income
Other components of net periodic benefit income were $125 million for the three months ended March 31, 2022 compared to $99 million for the same period in 2021 (1). The increase was due to lower amortization of net actuarial loss and higher expected return on assets; partly offset by higher interest cost. These effects primarily resulted from changes to discount rates, actual returns in excess of expected returns, as well as an increase to the Company’s expected long-term rate of return assumption in 2022.

Other loss
Other loss was $14 million for the three months ended March 31, 2022 compared to $2 million for the same period in 2021. The decrease was mainly due to fluctuations in the fair value of the equity investment in autonomous driving technology.

Income tax expense
Income tax expense was $294 million for the three months ended March 31, 2022 compared to $318 million for the same period in 2021 (1). The effective tax rate for the three months ended March 31, 2022 was 24.3% compared to 24.6% for the same period in 2021.

(1) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

CN | 2022 Quarterly Review – First Quarter 37

Management's Discussion and Analysis
Summary of quarterly financial data

	2022	2021				2020
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$3,708	$3,753	$3,591	$3,598	$3,535	$3,656	$3,409	$3,209
Operating income (1)	$1,227	$1,566	$1,341	$1,382	$1,327	$1,411	$1,366	$785
Dividends per share	$0.7325	$0.6150	$0.6150	$0.6150	$0.6150	$0.5750	$0.5750	$0.5750
Financial measures impacted by change in accounting policy
Net income (1) (2)	$918	$1,201	$1,686	$1,036	$976	$1,016	$982	$540
Net income as originally reported (1)	N/A	$1,199	$1,685	$1,034	$974	$1,021	$985	$545
Basic earnings per share (2)	$1.31	$1.70	$2.38	$1.46	$1.37	$1.43	$1.38	$0.76
Basic earnings per share as originally reported	N/A	$1.70	$2.38	$1.46	$1.37	$1.44	$1.39	$0.77
Diluted earnings per share (1) (2)	$1.31	$1.70	$2.37	$1.46	$1.37	$1.42	$1.38	$0.76
Diluted earnings per share as originally reported (1)	N/A	$1.69	$2.37	$1.46	$1.37	$1.43	$1.38	$0.77
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2021 Annual MD&A for additional information on these items.
(2)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2021 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2021 Annual MD&A. There were no significant changes during the first quarter of 2022, except as noted below.
As at March 31, 2022 and December 31, 2021, the Company had Cash and cash equivalents of $490 million and $838 million, respectively; Restricted cash and cash equivalents of $555 million and $503 million, respectively; and a working capital deficit of $609 million and a surplus of $306 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

Available financing sources
Shelf prospectus and registration statement

On March 31, 2022, the Company filed a preliminary shelf prospectus with Canadian securities regulators pursuant to which CN may issue up to $6.0 billion of debt securities. The Company expects to file a final shelf prospectus and a registration statement with the United States Securities and Exchange Commission (SEC) that will allow the company to issue debt in the Canadian and U.S. capital markets over the 25 months from the filing date.

38 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 31, 2022, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by one year and transitioning from the benchmark on US borrowings from the USD London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR). The revolving credit facility agreement adopts a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2025 and a $1.25 billion tranche maturing on March 31, 2027. The credit facility provides for borrowings at various benchmark interest rates, such as SOFR and the Canadian Dollar Offered Rate (CDOR), plus applicable margins, based on CN's credit ratings and sustainability targets.
As at March 31, 2022 and December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2022.
On March 18, 2022, the Company entered into a $1.0 billion two-year unsecured revolving credit facility agreement with a consortium of lenders. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings. As at March 31, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2022.

Equipment loans
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at variable rates such as LIBOR and CDOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
As at March 31, 2022, the Company had outstanding borrowings of US$565 million ($707 million) and had no further amount available under this non-revolving term loan facility. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million) and had no further amount available under this non-revolving term loan facility.

Commercial paper
The Company’s commercial paper programs are backstopped by the Company’s $2.5 billion revolving credit facility. As of March 31, 2022, the maximum aggregate principal amount of commercial paper that can be issued was increased from $2.0 billion to $2.5 billion, or the equivalent amount in US dollars.
As at March 31, 2022 and December 31, 2021, the Company had total commercial paper borrowings of US$917 million ($1,147 million) and US$111 million ($140 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2024, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper or LIBOR rates then in effect.
As at March 31, 2022, and December 31, 2021, the Company had no borrowings under the accounts receivable securitization program and there were no activities for the three months ended March 31, 2022.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025.
As at March 31, 2022, the Company had outstanding letters of credit of $446 million ($394 million as at December 31, 2021) under the committed facilities from a total available amount of $517 million ($518 million as at December 31, 2021) and $105 million ($158 million as at December 31, 2021) under the uncommitted facilities.
As at March 31, 2022, included in Restricted cash and cash equivalents were $448 million ($396 million as at December 31, 2021) and $100 million ($100 million as at December 31, 2021) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2021 Annual MD&A as well as Note 8 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

CN | 2022 Quarterly Review – First Quarter 39

Management's Discussion and Analysis
Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A, which remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2021 Annual MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Negative	A2	P-1
Standard & Poor's	Negative	A	A-1
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows
The following table provides the cash flows for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021	Variance
Net cash provided by operating activities	$570	$952	$(382)
Net cash used in investing activities	(101)	(413)	312
Net cash used in financing activities	(765)	(592)	(173)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(296)	(53)	(243)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,341	1,100	241
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,045	$1,047	$(2)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2022	2021
Net cash provided by operating activities	$570	$952
Net cash used in investing activities	(101)	(413)
Net cash provided before financing activities	469	539
Adjustment: Cash income taxes for merger transaction-related payments and cash receipts (1)	102	—
Free cash flow	$571	$539
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 3 – Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2021 Annual MD&A filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section for additional information.

Operating activities
Net cash provided by operating activities decreased by $382 million in the first quarter of 2022 when compared to the same period in 2021, mainly due to unfavorable changes in other working capital items, higher income tax installment payments and lower cash earnings.

40 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
In November 2021, the OSFI issued a revised instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide") to be used for the December 31, 2021 actuarial valuations. The revised Guide is not expected to have a significant impact on the solvency status of the Company's defined benefit pension plans, and is not expected to trigger additional pension contributions in 2022.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion calculated using the three-year average of the plans' hypothetical wind-up ratio. The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2021 will be performed in 2022. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $4.2 billion, while on a solvency basis a funding excess of approximately $1.1 billion is expected.
Pension contributions for the three months ended March 31, 2022 and 2021 of $34 million and $73 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. Based on the anticipated results of the valuations to be performed in 2022, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed. In 2022, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments for the three months ended March 31, 2022 and 2021 were $320 million and $188 million, respectively. The increase was mostly due to higher required installment payments in Canada mainly caused by the merger termination fee recorded in 2021. For 2022, the Company's net income tax payments are expected to be approximately $1.25 billion.

Investing activities
Net cash used in investing activities decreased by $312 million in the first quarter of 2022 when compared to the same period in 2021, mainly due to the proceeds from the assets held for sale and lower property additions.

Property additions
The following table provides the property additions for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021
Track and roadway	$192	$240
Rolling stock	81	75
Buildings	7	9
Information technology	64	50
Other	35	38
Property additions	$379	$412

CN | 2022 Quarterly Review – First Quarter 41

Management's Discussion and Analysis
2022 Capital expenditure program
For 2022, the Company continues to expect to invest approximately 17% of revenues in its capital program, which will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $173 million in the first quarter of 2022 when compared to the same period in 2021, primarily driven by higher repurchases of common shares and lower issuance of debt; partly offset by lower repayment of commercial paper and higher issuance of commercial paper.

Debt financing activities
Debt financing activities in the first quarter of 2022 included the following:
•Net issuance of commercial paper of $1,020 million.

Debt financing activities in the first quarter of 2021 included the following:
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021;
•On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility; and
•Net issuance of commercial paper of $13 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2021 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 42.0 million common shares between February 1, 2022 and January 31, 2023. As at March 31, 2022, the Company had repurchased 7.4 million common shares for $1,175 million under its current NCIB.
The Company repurchased 11.1 million common shares under its previous NCIB effective between February 1, 2021 and January 31, 2022, which allowed for the repurchase of up to 14.0 million common shares.
The following table provides the information related to the share repurchases for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions, except per share data	2022	2021
Number of common shares repurchased	8.2	2.1
Weighted-average price per share (1)	$158.56	$140.70
Amount of repurchase (1) (2)	$1,293	$291
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.7325 per share amounting to $509 million in the first quarter of 2022 compared to $436 million, at the quarterly rate of $0.6150 per share for the same period in 2021.

42 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2022:

							2027 & thereafter
In millions	Total	2022	2023	2024	2025	2026
Debt obligations (1)	$13,380	$1,495	$220	$471	$384	$661	$10,149
Interest on debt obligations	9,056	328	483	476	462	443	6,864
Finance lease obligations	3	1	0	0	0	2	0
Operating lease obligations (2)	468	91	100	73	60	40	104
Purchase obligations (3)	1,654	1,178	253	111	106	1	5
Other long-term liabilities (4)	657	74	51	43	41	33	415
Total contractual obligations	$25,218	$3,167	$1,107	$1,174	$1,053	$1,180	$17,537
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $70 million related to renewal options reasonably certain to be exercised and $39 million of imputed interest.
(3)Includes fixed and variable commitments for locomotives, information technology services and licenses, wheels, rail, engineering services, railroad cars, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2022 Quarterly Review – First Quarter 43

Management's Discussion and Analysis
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2022 and 2021, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2022	2021
Debt		$13,383	$12,928
Adjustments:
Operating lease liabilities, including current portion (1)		430	387
Pension plans in deficiency (2)		443	548
Adjusted debt		$14,256	$13,863
Net income (3)		$4,841	$3,514
Interest expense		606	545
Income tax expense (3)		1,419	1,142
Depreciation and amortization		1,614	1,601
Operating lease cost (4)		134	138
Other components of net periodic benefit income (3)		(433)	(319)
Other income (loss)		(31)	7
Adjustments:
Workforce reduction program (5)		39	—
Advisory fees related to shareholder matters (6)		30	—
Loss on assets held for sale (7)		—	349
Transaction-related costs (8)		84	—
Merger termination fee (9)		(886)	—
Adjusted EBITDA		$7,417	$6,977
Adjusted debt-to-adjusted EBITDA multiple (times)		1.92	1.99
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(7)Relates to the recovery of $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.
(8)Relates to transaction costs incurred as a result of the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs, partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment and related receipt of the US$700 million advance to KCS. See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information.
(9)Relates to the termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information.

44 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2022, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 12 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 26, 2022, the Company had 691.2 million common shares and 3.8 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2021 Annual MD&A.

Derivative financial instruments
Foreign currency risk
As at March 31, 2022, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,567 million (US$910 million as at December 31, 2021) at a weighted-average exchange rate of $1.27 per US$1.00 ($1.27 per US$1.00 as at December 31, 2021) for a weighted-average term of 140 days (251 days as at December 31, 2021). For the three months ended March 31, 2022 and 2021, the Company recorded a loss of $24 million and a loss of $13 million, respectively, related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other loss.
As at March 31, 2022, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $26 million, respectively ($nil and $2 million, respectively, as at December 31, 2021).

Interest rate risk
As at March 31, 2022, the aggregate notional amount of treasury lock agreements entered into was US$100 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2022. The treasury locks are designated as cash flow hedging instruments. As at March 31, 2022, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $1 million and $1 million, respectively.

Fair value of financial instruments
As at March 31, 2022, the Company's debt, excluding finance leases, had a carrying amount of $13,380 million ($12,475 million as at December 31, 2021) and a fair value of $13,964 million ($14,424 million as at December 31, 2021).

Additional information relating to financial instruments is provided in Note 13 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

CN | 2022 Quarterly Review – First Quarter 45

Management's Discussion and Analysis
Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
USD London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) are benchmark interest rates referenced in a variety of agreements. The administrators of LIBOR and CDOR have ceased the publication of certain LIBOR and CDOR rates in January 2022 and May 2021, respectively, and intend to discontinue the remaining LIBOR and CDOR rates on June 30, 2023 and June 30, 2024, respectively.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022. The Company has a non-revolving credit facility that references LIBOR and CDOR. As at March 31, 2022, the Company has equipment loans made under the non-revolving credit facility referencing LIBOR with outstanding borrowings of US$565 million. The equipment loans would be affected by the provisions of this ASU and were not impacted by the administrator of LIBOR ceasing publication of certain LIBOR rates. The Company also has revolving credit facilities that reference CDOR and an accounts receivable securitization program that references LIBOR and CDOR, see Note 8 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements. The Company had no outstanding borrowing under these credit facilities or the accounts receivable securitization program as at March 31, 2022. Within all of these agreements, the Company has fallback language that allows for the succession of an alternative reference rate. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after March 31, 2022 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2021 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2022, other than the change in accounting policy for determining net periodic pension cost (income) disclosed below.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Pensions
Effective January 1, 2022, CN elected to change its accounting methodology for determining the market-related value of assets for the Company’s defined benefit pension plans. The new accounting method changes the calculation of market-related value of pension plan assets used to determine net periodic benefit cost but has no impact on the annual funded status of the plans. The Company's previous methodology calculated market-related value for pensions whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments were recognized over a period of five years. The Company's new methodology will apply a corridor approach so that the market-related value does not result in a value that deviates excessively from its fair value. Specifically, the market-related value will not exceed 110% or be less than 90% of the fair value. This change establishes a corridor approach whereby the amount causing the market-related value to be

46 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
outside of the 10% corridor will be recognized immediately in the market-related value of assets and will not be subject to the five year period of recognition. There is no change in the recognition approach for investment income.
CN considers the use of a calculated value with a corridor approach preferable to the previous calculated value approach as it results in a more current reflection of impacts of changes in value of these plan assets in the determination of net periodic benefit cost. The new accounting method to calculate the market-related value for pensions also aligns with the prevailing guidance issued by the Office of the Superintendent of Financial Institutions (OSFI) for the preparation of actuarial valuations for funding purposes for all registered Canadian defined benefit pension plans, whereby the Company intends to adopt and apply the updated OSFI guidance starting with the December 31, 2021 funding valuations that will be filed during the second quarter of 2022.
The change in accounting method was applied retrospectively to all periods presented within CN’s financial statements. The change did not impact Operating income or Net cash provided by operating activities but did impact the previously reported portion of Other components of net periodic benefit cost (income) for defined benefit pension plans along with related consolidated income items such as Net income and Earnings per share. Other impacts included related changes to previously reported consolidated Other comprehensive income (loss), Retained earnings, Accumulated other comprehensive income (loss), and associated line items within the determination of Net cash provided (used) by operating activities.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2021 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Pandemic risk and economic downturn, Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
The following are certain changes to the risks described in the Company's 2021 Annual MD&A, as well as an update on competition, the labor workforce and negotiations, regulatory matters and fuel costs.

Competition
CP-KCS merger agreement
On February 28, 2022, CN filed a responsive application with the Surface Transportation Board (STB) requesting the STB to condition any approval of a CP-KCS merger on the divestiture of the KCS line from Kansas City, Missouri to Springfield and East St. Louis, Illinois (“the Kansas City Speedway”) to CN, pursuant to the STB’s statutory authority to order “the divestiture of parallel tracks” as a merger condition. Granting CN control of the line will provide customers with a new competitive option to move goods across a key North American economic corridor. On March 16, 2022, the STB suspended the procedural schedule until further notice in order for Applicants to explain an “apparent inconsistency” in baseline 2019 tonnage data presented by the Applicants. If the merger is approved or CN's responsive application is denied, this and the extent of the nature and the conditions imposed by the STB may impact the Company's competitive position.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

CN | 2022 Quarterly Review – First Quarter 47

Management's Discussion and Analysis
Labor workforce and negotiations
As at March 31, 2022, CN employed a total of 16,507 employees in Canada, of which 12,099, or 73%, were unionized employees, and 6,446 employees in the U.S., of which 5,438, or 84%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective bargaining agreements which are negotiated from time to time. Disputes relating to the renewal of collective bargaining agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective bargaining agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2021. After five months of bargaining, the IBEW served notice of impasse with the Minister of Labor which commences the conciliation/mediation process under the Canada Labor Code. The earliest possible date of a labor disruption could be June 18, 2022. CN is committed to achieving a new collective agreement without the threat of a strike or lockout. The collective agreement remains in effect until the parties reach a new collective agreement.
On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board (CIRB) pursuant to Section 18.1 of the Canada Labor Code to review the current bargaining unit structure applicable to running trades on its Canadian railway. There are currently 12 bargaining units and 16 collective agreements covering Locomotive Engineers and Conductors. CN believes that this structure is no longer appropriate for labor relations. A consolidated unit of Locomotive Engineers and Conductors governed by one collective agreement will address these issues and would be a more appropriate bargaining unit structure. On April 7, 2022, CN and the Teamsters Canada Rail Conference (TCRC) agreed to enter into mediation on the resolution of the Company’s application with the assistance of the CIRB. Mediation will commence in May.
On March 23, 2022, the TCRC served notice to commence bargaining for the renewal of the Conductor and Yard Coordinator collective agreement governing approximately 3,000 employees, which expires on July 22, 2022. In April 2022, CN filed a formal request with the CIRB requesting that the expiry date of the collective agreement be extended until the CIRB has rendered a decision on our application to conduct a bargaining unit review. Decision from the CIRB is pending.

Regulation
Economic regulation - U.S.
The STB sought comments on a supplemental proposed rulemaking to establish a new rate case method for smaller cases known as Final Offer Rate Review that was originally proposed by the agency in 2019. The STB also sought comments on proposed rules for new voluntary alternative dispute resolution. Comments were submitted in the first quarter of 2022 in both proceedings.
On March 15 and 16, 2022, the STB held a public hearing concerning a proposal by the STB in 2016 to amend its regulations regarding reciprocal switching. Written testimony and post-hearing comments were submitted in February and April 2022. The STB members conducted additional meetings with stakeholders.
On August 8, 2019, the STB issued interim findings and guidance to National Railroad Passenger Corporation (Amtrak) and the Company regarding the terms and conditions for Amtrak’s use of the Company’s lines. On March 3, 2022, the STB issued a schedule for Amtrak and the Company to submit opening, reply, and rebuttal submissions on the remaining issues in the case. On April 18, 2022, the STB granted Amtrak’s request to extend the procedural schedule. Opening, reply, and rebuttal submissions are due in May and August 2022.
On April 7, 2022, the STB announced that it will hold a hearing on urgent issues in freight rail service. The STB required four Class I railroads to attend and invited three other Class I railroads, including the Company, to attend. On April 14, 2022, the Company submitted a notice of intent to participate in the hearing. The hearing will be held on April 26 and 27, 2022. The STB indicated that service issues may have reached a level that requires action by the agency.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

48 CN | 2022 Quarterly Review – First Quarter

Management's Discussion and Analysis
Safety regulation - Canada
On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. In accordance with the second order, the Railway Association of Canada filed the requested revisions on March 10, 2022.
On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021, its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new rules. The other provisions of the Rules applicable to CN will come into effect on May 25, 2023. On March 11, 2022, Transport Canada opened pre-consultations on proposed Fatigue Management System Regulations.
On April 1, 2022, the Railway Association of Canada filed with Transport Canada revisions to the Rules Respecting Track Safety. The revisions include requirements to make available to Transport Canada railway track standards and for the confidential treatment of technical sensitive information provided by railway companies. The revisions also provide for the development of a plan for selecting, defining and analyzing key performance indicators; new requirement for crossties and new inspection requirements for Class 1 track where occupied passenger trains are operated. These revisions are subject to ministerial review and will come into force at a date to be determined by the minister.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation - U.S.
On February 18, 2020, the Federal Railroad Administration (FRA) issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. Rail labor previously challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. On August 20, 2021, the United States Court of Appeals for the DC Circuit denied the challenge filed by rail labor to the FRA's final rule concerning the risk reduction programs. In November 2021, the FRA denied the Class I risk reduction program plans with comments. CN submitted its revised plan on February 7, 2022 and made further revisions in response to comments from the FRA on March 25, 2022.
The U.S. government previously announced that it intended to impose vaccine mandates on (1) government contractors and (2) all private sector employers with 100 or more employees. As to government contractors, the Biden Administration issued Executive Order 14042 called “Ensuring Adequate COVID-19 Safety Protocols for Federal Contractors.” The Executive Order required federal government contractors and others doing business with federal contractors to require vaccination of their employees. The contractor mandate was originally scheduled to go into effect on January 10, 2022. However, a federal court enjoined the contractor mandate on a nationwide basis. Requests to stay the injunction pending appeal were denied. The Eleventh Circuit Court of Appeals held oral argument on the validity of the contractor mandate on April 8, 2022. The case remains pending. For private sector employers, the Occupational Safety and Health Administration (OSHA) issued an emergency temporary standard (ETS) requiring employers with 100 or more employees to mandate vaccination. After a decision by the United States Supreme Court, OSHA withdrew the ETS.
On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On April 19, 2022, the FRA announced that it will not enforce its face mask emergency order at this time in light of the court decision concerning the Centers for Disease Control and Prevention (CDC) transportation mask order.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Fuel costs and supply disruptions
The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages or a rapid rise in fuel prices can occur due to refinery disruptions, production quota restrictions, climate, as well as labor and political instability such as the ongoing Russia-Ukraine conflict. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

CN | 2022 Quarterly Review – First Quarter 49

Management's Discussion and Analysis
Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2022, have concluded that the Company's disclosure controls and procedures were effective.
During the first quarter ended March 31, 2022, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

50 CN | 2022 Quarterly Review – First Quarter